Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	State of Organization
Summit Group of Scottsdale, Arizona, LLC	South Dakota
Summit Hospitality I, LLC	Delaware
Summit Hospitality II, LLC	Delaware
Summit Hospitality III, LLC	Delaware
Summit Hospitality IV, LLC	Delaware
Summit Hospitality V, LLC	South Dakota (1)
The Summit Group of Detroit, Michigan, LLC	South Dakota

(1)	Subsidiary organized March 6, 2007